Filed pursuant to Rule 433
Dated January 23, 2007
Registration No. 333-123224
Supplementing Prospectus Supplement
Dated January 23. 2007
Prospectus dated August 24, 2006

Issuer:	Corporación Andina de Fomento

Type:	SEC Registered

Transaction:	Re-opening of 5.75% Notes Due 2017

Amount Issued:	U.S.$250,000,000 (brings total size to U.S.$500,000,000)

Maturity:	January 12, 2017

Coupon (Interest Rate):	5.75%

Benchmark Treasury:	T 4.625% due Nov, 15 2016

Benchmark Price and Yield:	98-21+/4.796%

Spread to Benchmark Treasury:	+102bps

Yield to Maturity:	5.816%

Issuer Ratings:	A1/A/A+

Interest Payment Dates:	January 12 and July 12, commencing July 12, 2007

Day Count Convention:	30/360

Price to Public:	99.503%, plus accrued interest from January 12, 2007

Settlement Date:	T+4; January 29, 2007

Denomination:	U.S.$1,000 x U.S.$1,000

CUSIP# / ISIN#:	219868 BL 9 / US219868BL92

Sole Bookrunner:	Merrill Lynch & Co.

Prospectus and Prospectus Supplement:	http://www.sec.gov/Archives/edgar/data/947438/000095013307000187/w29170e424b3.htm
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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866 500 5408.
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